Exhibit 99.1

A Leading US-Based Rail & Leasing Services Company Orders Rail Vision Switch Yard Systems Valued at Up to $5 Million

Ra’anana, Israel, Jan. 17, 2024 (GLOBE NEWSWIRE) – Rail Vision Ltd. (the “Company”) (Nasdaq: RVSN), a technology company seeking to revolutionize the railway safety market, announced today that a leading US-based rail and leasing services company signed a supply contract with Rail Vision valued at up to $5,000,000 (USD) for the purchase of Rail Vision’s AI-based Switch Yard Systems.

“The signing of the contract with this customer is a significant milestone for Rail Vision, marking our entrance into the US market and reflecting our commitment to enabling the rail industry with cutting-edge AI-based technology,” said Rail Vision CEO Shahar Hania. “Our Switch Yard System is designed to significantly improve safety and efficiency in rail yards. We are proud that our new customer, a prominent player in the rail services sector in North America, has recognized the value of our solution. This new partnership is a testament to the innovation and effectiveness of Rail Vision’s technology, and we look forward to working closely with this customer to help them enhance operations and contribute to a safer, more efficient rail industry.”

Rail Vision’s unique Switch Yard System enables railway operators to streamline and enhance the safety of their industrial switching operations. Combining advanced vision sensors with artificial intelligence and deep learning technologies, the system automatically detects and classifies objects within a range of up to 200 meters, in diverse weather and light conditions. With its one-of-a-kind Pathfinder technology, the Switch Yard System can detect switch states to support the execution of coupling from a remote position. In addition, it enables the monitoring of operational dead zones to facilitate secure wagon coupling and sends real-time visual and acoustic alerts to remote operators and drivers, ensuring a safe and secure environment.

The first phase of the contract is valued at $1,000,000 (USD). Follow-on orders for additional Switch Yard Systems, valued at up to $4,000,000, are subject to customer approval. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

SOURCE: Rail Vision Ltd.